FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 6, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                      Form 20-F   x        Form 40-F
                                -----                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   x
                                -----            -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2007 Second Quarter Results.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 6, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

            Tenaris Announces 2007 Second Quarter Results

    The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial
Reporting Standards (IFRS) and presented in U.S. dollars.

    LUXEMBOURG--(BUSINESS WIRE)--Aug. 3, 2007--Tenaris S.A.
(NYSE:TS)(BI:TEN)(BMV:TS)(BCBA:TS) ("Tenaris") today announced its results for the quarter and semester ended June 30, 2007 with comparison to its results for the quarter and semester ended June 30, 2006.

    Summary of 2007 Second Quarter Results

    (Comparison with first quarter of 2007 and second quarter of 2006)




                               --------   ------------   -------------
                               Q2 2007      Q1 2007         Q2 2006
                               --------   ------------   -------------
Net sales (US$ million)         2,604.2   2,425.3   7%   1,841.3   41%
Operating income (US$
 million)                         780.4     757.6   3%     690.1   13%
Net income (US$ million)          534.5     509.4   5%     495.8    8%
Shareholders' net income
 (US$ million)                    496.0     480.3   3%     471.8    5%
Earnings per ADS (US$)             0.84      0.81   3%      0.80    5%
Earnings per share (US$)           0.42      0.41   3%      0.40    5%
EBITDA (US$ million)              910.7     858.1   6%     745.2   22%
EBITDA margin (% of net
 sales)                             35%       35%            40%


    Our results in the second quarter continue to reflect a solid operating performance. Net sales were up 41%, operating income up 13% and earnings per share up 5% year on year, as a positive operating environment in the rest of the world offset a sharp decline in drilling activity in Canada. We continue to make progress in integrating our North American operations and positioning our commercial offer with its full range of products. Free cash flow (net cash provided by operations less capital expenditures) totaled US$101.9 million, and net financial debt (total financial debt less cash and other current investments) increased to US$3,761.7 million at June 30, 2007 following the Hydril acquisition and payment of an annual dividend.

    Appointment of Chief Financial Officer

    Carlos Condorelli, who was recently elected to serve as a member of our Board of Directors, will retire from his position as our Chief Financial Officer as of September 30, 2007. He will continue to serve as an advisor to Paolo Rocca, our Chairman and CEO. Ricardo Soler, who served as Executive Vice-President of Confab, our Brazilian welded pipe subsidiary, until November 2006 and is currently serving as CEO of our recently acquired Hydril subsidiary, will be our new CFO. As our CFO since inception as a publicly listed company in 2002, Carlos Condorelli has played a key role in the growth of Tenaris overseeing the exchange offer through which Tenaris was consolidated into a single, global enterprise as well as the subsequent expansion of the Company into Eastern Europe and North America.

    Consolidation of Hydril

    These second quarter results include the consolidation of Hydril's results of operations and financial condition beginning in May.
Hydril's premium connection business has been included in our Tubes segment and a new segment has been created for Hydril's pressure control business.

    Market Background and Outlook

    After fluctuating in the first quarter, oil prices have resumed the upwards trend shown in the past three years as global demand projections have been revised upwards. On the other hand, North American gas prices, which had shown signs of recovery in the first half of 2007 have been falling again as the level of gas in storage has risen to the higher end of the seasonal range. The international count of active drilling rigs, as published by Baker Hughes, continued to rise and averaged 1002 during the second quarter, an increase of 2% over the previous quarter and one of 10% compared to the same quarter of the previous year. In North America, however, where drilling activity is more sensitive to regional gas prices, the Canadian rig count, in addition to showing its customary seasonal weakness, registered a 51% decline in the second quarter of 2007 compared to the same quarter of 2006. The U.S. rig count remained stable showing a 1% increase during the second quarter of 2007 compared to the first quarter of 2007 and was up 8% compared to the second quarter of 2006.

    The decline in the Canadian rig count was to a level last seen in 2002 and was concentrated in Western Canadian gas drilling. With North American gas prices continuing to fall, any recovery in Canadian drilling activity in the second half of the year is likely to be limited. Demand in the rest of the world, however, remains firm as oil and gas operators continue to increase investments in exploration and production activity.

    The costs of our steelmaking raw materials and energy have risen in the year to date and these cost increases will be more fully reflected in our results for the second half. However, continuing improvements in our product mix should offset the impact of higher costs and the normal seasonal decline in seamless pipe sales volumes in the third quarter on our operating margins in the second half.

    Sales of our pipes for pipeline projects in South America picked up at the end of the first quarter as we commenced deliveries to the GASCAC phase of the GASENE project in Brazil. Sales are expected to remain strong during the rest of the year as we complete deliveries to this and other projects in Brazil.

    Analysis of 2007 Second Quarter Results




--------------------------   ---------   -------   -------------------
Sales volume (metric tons)    Q2 2007    Q2 2006   Increase/(Decrease)
--------------------------   ---------   -------   -------------------
Tubes - Seamless               750,000   765,000                  (2%)
Tubes - Welded                 215,000    13,000
Tubes - Total                  965,000   778,000                   24%
Projects - Welded              115,000    69,000                   67%
Total                        1,080,000   847,000                   28%





------------------------------  -------   -------  -------------------
            Tubes               Q2 2007   Q2 2006  Increase/(Decrease)
------------------------------  -------   -------  -------------------
(Net sales - US$ million)
North America                     693.8     404.4                  72%
South America                     326.5     238.4                  37%
Europe                            421.6     339.1                  24%
Middle East & Africa              547.3     494.0                  11%
Far East & Oceania                203.2     175.5                  16%
Total net sales (US$ million)   2,192.3   1,651.4                  33%
Cost of sales (% of sales)          50%       46%
Operating income (US$ million)    719.5     676.8                   6%
Operating income (% of sales)       33%       41%


    Net sales of tubular products and services rose 33% to US$2,192.3 million in the second quarter of 2007, compared to US$1,651.4 million in the second quarter of 2006, due primarily to the incorporation of sales from the former Maverick and Hydril operations. On a like for like basis, average selling prices rose largely due to product mix improvements. In North America, sales were affected by a sharp decline in drilling activity in Canada, but sales of OCTG products rose in Mexico reflecting a moderate increase in oil and gas drilling activity. In South America, sales benefited from a recovery in demand in Venezuela. In the Middle East and Africa, sales of premium connection and other specialized products increased but demand for API products was lower in some markets following a build up of stocks in 2006. In Europe, sales increased primarily due to an increase in average selling prices.




------------------------------   -------  -------  -------------------
           Projects              Q2 2007  Q2 2006  Increase/(Decrease)
------------------------------   -------  -------  -------------------
Net sales (US$ million)            200.8    104.8                  92%
Cost of sales (% of sales)           72%      73%
Operating income (US$ million)      38.3     11.0                 248%
Operating income (% of sales)        19%      11%


    Net sales of pipes for pipeline projects increased 92% to US$200.8 million in the second quarter of 2007, compared to US$104.8 million in the second quarter of 2006, reflecting higher sales in Brazil where deliveries for the GASCAC phase of the GASENE project which commenced at the end of the first quarter continued during the period.




-----------------------------------     --------------------------
         Pressure Control                        Q2 2007
-----------------------------------     --------------------------
Net sales (US$ million)                                       49.2
Cost of sales (% of sales)                                     61%
Operating income (US$ million)                                 9.2
Operating income (% of sales)                                  19%


    Net sales of pressure control products amounted to US$49.2 million in the two months since we acquired this business from Hydril. The business has a good backlog of orders and sales are expected to remain strong into 2009.




------------------------------   -------  -------  -------------------
            Others               Q2 2007  Q2 2006  Increase/(Decrease)
------------------------------   -------  -------  -------------------
Net sales (US$ million)            161.8     85.2                  90%
Cost of sales (% of sales)           79%      74%
Operating income (US$ million)      13.4      2.3                 484%
Operating income (% of sales)         8%       3%


    Net sales of other products and services rose 90% to US$161.8 million in the second quarter of 2007, compared to US$85.2 million in the second quarter of 2006, reflecting the inclusion of sales of conduit pipes.

    Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in the quarter ended June 30, 2007 compared to 13.4% in the corresponding quarter of 2006 due primarily to an increase in amortization expenses following the incorporation of Maverick and Hydril. Amortization of customer relationships and other intangibles acquired with Maverick and Hydril amounted to US$58 million in the quarter, of which US$19 million corresponded to Hydril.

    Other income and expenses included an expense of US$10.3 million relating to the settlement of outstanding redemptions on Maverick's 2005 notes.

    Net interest expenses rose to US$47.8 million in the second quarter of 2007 compared to US$1.2 million in the same period of 2006 reflecting an increased net debt position following the Maverick and Hydril acquisitions.

    Other financial results recorded a gain of US$15.1 million during the second quarter of 2007, compared to a gain of US$5.4 million during the second quarter of 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$29.4 million in the second quarter of 2007, compared to a gain of US$25.6 million in the second quarter of 2006. These gains were derived mainly from our equity investment in Ternium.

    Income tax charges totaled US$242.7 million in the second quarter of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$225.7 million in the second quarter of 2006, equivalent to 33% of income before equity in earnings of associated companies and income tax.

    Income attributable to minority interest rose to US$38.5 million in the second quarter of 2007, compared to US$24.0 million in the corresponding quarter of 2006 reflecting higher operating and financial results at our Confab and NKKTubes subsidiaries.

    Cash Flow and Liquidity

    Net cash provided by operations during the second quarter of 2007 was US$211.1 million (US$899.4 million in the first half), compared to US$170.0 million in the second quarter of 2006 (US$714.1 million in the first half). Cash flow in the second quarter is affected by the concentration of income tax payments made in this quarter. Working capital increased by US$34.8 million during the second quarter principally in our Projects segment.

    Capital expenditures amounted to US$109.2 million in the second quarter of 2007 ($229.1 million in the first half), compared to US$99.6 million in the second quarter of 2006 (US$169.1 million in the first half). These expenditures reflect the progress of implementation of our two-year investment program to increase capacity for specialized products. During this second quarter of 2007 we completed construction of new heat treatment plants in Mexico and Argentina.

    During the first half of 2007, total financial debt increased by US$1,171.0 million to US$4,822.3 million at June 30, 2007 from US$3,651.2 million at December 31, 2006. Net financial debt during the first half of 2007 increased by US$1,666.4 million to US$3,761.7 million at June 30, 2007 following the acquisition of Hydril for a total consideration of $2.0 billion and the payment of $354 million as an annual dividend in June 2007.

    Analysis of 2007 First Half Results

    Net income attributable to equity holders in the company during the first semester of 2007 was US$976.3 million, or US$0.83 per share (US$1.65 per ADS), which compares with net income attributable to equity holders in the company during the first semester of 2006 of US$891.5 million, or US$0.76 per share (US$1.51 per ADS). Operating income was US$1,538.0 million, or 31% of net sales, compared to US$1,287.2 million, or 37% of net sales. Operating income plus depreciation and amortization was US$1,768.8 million, or 35% of net sales, compared to US$1,397.0 million, or 40% of net sales.




-------------------------- ---------   ---------   -------------------
Sales volume (metric tons)  H1 2007     H1 2006    Increase/(Decrease)
-------------------------- ---------   ---------   -------------------
Tubes - Seamless           1,497,000   1,480,000                    1%
Tubes - Welded               466,000      20,000
Tubes - Total              1,963,000   1,500,000                   31%
Projects - Welded            190,000     127,000                   50%
Total                      2,153,000   1,627,000                   32%





-------------------------------  -------  -------  -------------------
             Tubes               H1 2007  H1 2006  Increase/(Decrease)
-------------------------------  -------  -------  -------------------
(Net sales - US$ million)
North America                    1,421.6    853.9                  66%
South America                      587.1    457.2                  28%
Europe                             840.3    635.2                  32%
Middle East & Africa             1,127.2    804.9                  40%
Far East & Oceania                 360.9    348.2                   4%
Total net sales (US$ million)    4,337.1  3,099.4                  40%
Cost of sales (% of sales)           50%      47%
Operating income (US$ million)   1,441.5  1,249.0                  15%
Operating income (% of sales)        33%      40%


    Net sales of tubular products and services rose 40% to US$4,337.1 million in the first half of 2007, compared to US$3,099.4 million in the first half of 2006, due primarily to the incorporation of sales from the former Maverick and Hydril operations. On a like for like basis, average selling prices increased due largely to product mix improvements and volumes registered a marginal increase.




-------------------------------  -------  -------  -------------------
           Projects              H1 2007  H1 2006  Increase/(Decrease)
-------------------------------  -------  -------  -------------------
Net sales (US$ million)            325.3    201.0                  62%
Cost of sales (% of sales)           70%      70%
Operating income (US$ million)      64.6     27.3                 137%
Operating income (% of sales)        20%      14%


    Net sales of pipes for pipeline projects increased 62% to US$325.3 million in the first half of 2007, compared to US$201.0 million in the first half of 2006, reflecting higher sales in Brazil where deliveries for the GASCAC phase of the GASENE project began during the period.




------------------------------   -------------
       Pressure Control             H1 2007
------------------------------   -------------
Net sales (US$ million)                   49.2
Cost of sales (% of sales)                 61%
Operating income (US$ million)             9.2
Operating income (% of sales)              19%





-------------------------------  -------  -------  -------------------
            Others               H1 2007  H1 2006  Increase/(Decrease)
-------------------------------  -------  -------  -------------------
Net sales (US$ million)            318.0    162.8                  95%
Cost of sales (% of sales)           80%      75%
Operating income (US$ million)      22.6     10.9                 109%
Operating income (% of sales)         7%       7%


    Net sales of other products and services rose 95% to US$318.0 million in the first half of 2007, compared to US$162.8 million in the first half of 2006, reflecting the inclusion of sales of conduit pipes.

    Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.6% in the semester ended June 30, 2007 compared to 13.4% in the corresponding semester of 2006 due primarily to an increase in amortization expenses following the incorporation of Maverick and Hydril. Amortization of customer relationships and other intangibles acquired with Maverick and Hydril amounted to US$95 million in the semester, of which US$19 million corresponded to Hydril.

    Net interest expenses rose to US$83.3 million in the first half of 2007 compared to US$0.5 million in the same period of 2006 reflecting an increased net debt position following the Maverick and Hydril acquisitions.

    Other financial results recorded a gain of US$2.1 million during the first half of 2007, compared to a gain of US$15.1 million during the first half of 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$55.3 million in the first half of 2007, compared to a gain of US$47.1 million in the first half of 2006. These gains were derived mainly from our equity investment in Ternium.

    Income tax charges totaled US$468.2 million in the first half of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$415.8 million in the first half of 2006, equivalent to 32% of income before equity in earnings of associated companies and income tax.

    Income attributable to minority interest rose to US$67.6 million in the first half of 2007, compared to US$46.0 million in the corresponding semester of 2006 reflecting higher operating and financial results at our Confab and NKKTubes subsidiaries.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.



Consolidated Interim Income Statement

                         --------------------- -----------------------
(all amounts in
 thousands of U.S.
 dollars, unless          Three-month period   Six-month period ended
 otherwise stated)           ended June 30,            June 30,
                         --------------------- -----------------------
                            2007       2006       2007        2006
                         ----------- --------- ----------- -----------
Continuing operations         (Unaudited)            (Unaudited)
Net sales                  2,604,206 1,841,346   5,029,505   3,463,237
Cost of sales            (1,404,558) (903,261) (2,696,056) (1,719,588)
                         ----------- --------- ----------- -----------
Gross profit               1,199,648   938,085   2,333,449   1,743,649
Selling, general and
 administrative expenses   (408,511) (246,142)   (782,778)   (462,782)
Other operating income
 (expense), net             (10,723)   (1,880)    (12,660)       6,305
                         ----------- --------- ----------- -----------
Operating income             780,414   690,063   1,538,011   1,287,172
Interest income               20,208    13,221      42,399      25,616
Interest expense            (67,996)  (14,437)   (125,723)    (26,076)
Other financial results       15,121     5,386       2,078      15,083
                         ----------- --------- ----------- -----------
Income before equity in
 earnings of associated
 companies and income
 tax                         747,747   694,233   1,456,765   1,301,795
Equity in earnings of
 associated companies         29,398    25,551      55,305      47,072
                         ----------- --------- ----------- -----------
Income before income tax     777,145   719,784   1,512,070   1,348,867
Income tax                 (242,659) (225,739)   (468,190)   (415,765)
                         ----------- --------- ----------- -----------
Income for continuing
 operations                  534,486   494,045   1,043,880     933,102

Discontinued operations
Income for discontinued
 operations                        -     1,719           -       4,352
                         ----------- --------- ----------- -----------

Income for the period        534,486   495,764   1,043,880     937,454
                         ----------- --------- ----------- -----------

Attributable to:
Equity holders of the
 Company                     495,950   471,771     976,254     891,459
Minority interest             38,536    23,993      67,626      45,995
                         ----------- --------- ----------- -----------
                             534,486   495,764   1,043,880     937,454
                         ----------- --------- ----------- -----------




Consolidated Interim Balance
 Sheet

                             -------------------- --------------------
(all amounts in thousands of
 U.S. dollars)                 At June 30, 2007   At December 31, 2006
                             -------------------- --------------------
                                 (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net            3,228,277            2,939,241
  Intangible assets, net     4,925,668            2,844,498
  Investments in associated
   companies                   478,663              422,958
  Other investments             40,829               26,834
  Deferred tax assets          337,460              291,641
  Receivables                   43,879  9,054,776    41,238  6,566,410
                             ---------            ---------

Current assets
  Inventories                2,640,572            2,372,308
  Receivables and
   prepayments                 258,930              272,632
  Current tax assets           200,650              202,718
  Trade receivables          1,818,443            1,625,241
  Other investments            169,411              183,604
  Cash and cash equivalents    891,159  5,979,165 1,372,329  6,028,832
                             --------- ---------- --------- ----------

Total assets                           15,033,941           12,595,242

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital              1,180,537            1,180,537
  Legal reserves               118,054              118,054
  Share premium                609,733              609,733
  Currency translation
   adjustments                 141,928                3,954
  Other reserves                27,931               28,757
  Retained earnings          4,019,677  6,097,860 3,397,584  5,338,619
                             --------- ---------- --------- ----------

Minority interest                         427,557              363,011
                                       ----------           ----------
Total equity                            6,525,417            5,701,630
                                       ----------           ----------

LIABILITIES
Non-current liabilities
  Borrowings                 3,955,243            2,857,046
  Deferred tax liabilities   1,358,852              991,945
  Other liabilities            218,543              186,724
  Provisions                    92,899               92,027
  Trade payables                   343  5,625,880       366  4,128,108
                             ---------            ---------

Current liabilities
 Borrowings                    867,049              794,197
 Current tax liabilities       397,853              565,985
 Other liabilities             261,535              187,701
 Provisions                     24,453               26,645
 Customer advances             488,649              352,717
 Trade payables                843,105  2,882,644   838,259  2,765,504

Total liabilities                       8,508,524            6,893,612

Total equity and liabilities           15,033,941           12,595,242




Consolidated Interim Cash Flow Statement

                         ----------------------  ---------------------
                          Three-month period       Six-month period
                             ended June 30,          ended June 30,
                         ----------------------  ---------------------
(all amounts in
 thousands of U.S.
 dollars)                   2007        2006        2007       2006
                         -----------  ---------  ----------- ---------
                              (Unaudited)             (Unaudited)
Cash flows from
 operating activities
Income for the period        534,486    495,764    1,043,880   937,454
Adjustments for:
Depreciation and
 amortization                130,284     55,115      230,771   109,790
Income tax accruals less
 payments                  (375,170)  (173,618)    (249,793)  (90,160)
Equity in earnings of
 associated companies       (29,398)   (25,551)     (55,305)  (47,072)
Interest accruals less
 payments, net              (40,564)    (6,756)        4,865   (1,464)
Income from disposal of
 investment                        -          -            -   (6,933)
Changes in provisions          3,750      4,800      (3,480)     5,531
Changes in working
 capital                    (34,846)  (195,284)    (125,365) (219,541)
Other, including
 currency translation
 adjustment                   22,560     15,525       53,803    26,472
                         -----------  ---------  ----------- ---------
Net cash provided by
 operating activities        211,102    169,995      899,376   714,077
                         -----------  ---------  ----------- ---------

Cash flows from
 investing activities
Capital expenditures       (109,237)   (99,572)    (229,149) (169,101)
Acquisitions of
 subsidiaries and
 minority interest       (1,925,432)    (9,301)  (1,927,182)  (39,110)
Other disbursements
 relating to the
 acquisition of Hydril      (71,580)          -     (71,580)         -
Decrease in subsidiaries           -          -      (1,195)         -
Proceeds from disposal
 of property, plant and
 equipment and
 intangible assets             1,903      1,568        4,596     3,388
Dividends received            11,496          -       11,496         -
Changes in restricted
 bank deposits                     -       (21)            -       627
Investments in short
 terms securities             19,277      1,120       14,193 (176,530)
                         -----------  ---------  ----------- ---------
Net cash used in
 investing activities    (2,073,573)  (106,206)  (2,198,821) (380,726)
                         -----------  ---------  ----------- ---------

Cash flows from
 financing activities
Dividends paid             (354,161)  (204,233)    (354,161) (204,233)
Dividends paid to
 minority interest in
 subsidiaries               (36,563)    (8,420)     (39,922)  (16,001)
Proceeds from borrowings   2,159,852    133,478    2,208,026   234,563
Repayments of borrowings   (657,814)  (115,558)  (1,018,713) (270,159)
                         -----------  ---------  ----------- ---------
Net cash provided by
 (used in) financing
 activities                1,111,314  (194,733)      795,230 (255,830)
                         -----------  ---------  ----------- ---------
(Decrease) Increase in
 cash and cash
 equivalents               (751,157)  (130,944)    (504,215)    77,521

Movement in cash and
 cash equivalents
At beginning of the
 period                    1,614,686    887,222    1,365,008   680,591
Effect of exchange rate
 changes                      19,513    (4,019)       22,249   (5,853)
(Decrease) Increase in
 cash and cash
 equivalents               (751,157)  (130,944)    (504,215)    77,521
At June 30,                  883,042    752,259      883,042   752,259

                         -----------  ---------  ----------- ---------
                              At June 30,             At June 30,
                         ----------------------  ---------------------
Cash and cash
 equivalents                2007        2006        2007       2006
Cash and bank deposits       891,159    776,146      891,159   776,146
Bank overdrafts              (8,096)   (22,466)      (8,096)  (22,466)
Restricted bank deposits        (21)    (1,421)         (21)   (1,421)
                             883,042    752,259      883,042   752,259
Non-cash financing
 activity                   2007        2006        2007       2006
Conversion of debt to
 equity in subsidiaries       35,140          -       35,140         -

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com